SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               Computer Power Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    205272107
                                 (CUSIP Number)

                             Joseph J. Tomasek, Esq.
             75-77 North Bridge Street, Somerville, New Jersey 08876
                                 (908) 429-0030

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 11, 1999

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No  205272107

 1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only) Susan M. Larson


 2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X
          (b)

 3)       SEC Use Only


 4)       Source of Funds (See Instructions) N/A


 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          NO


 6)       Citizenship or Place of Organization
                                     U.S.A.

 Number of                 (7) Sole Voting Power           0
Shares Bene-
 ficially                  (8) Shared Voting Power       1,000,000
 Owned by
Each Report-               (9) Sole Dispositive Power      0
 ing Person
   With                    (10) Shared Dispositive Power  1,000,000

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,000,000

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


 13)      Percent of Class Represented by Amount in Row (11)
                                      38.4

 14)      Type of Reporting Person (See Instructions)

                                       CO



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                               COMPUTER POWER INC.
                             (CUSIP NO. 205272107 )

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  This statement relates to the shares of common stock, $.01 par value, per share (the "Common Stock"), of Computer Power Inc. (the "Company"). The principal executive offices of the Company are located at 124 West Main Street, High Bridge, New Jersey 08829.

Item 2.           Identity and Background.

                  This statement is filed on behalf of Susan M. Larson, an individual having an address c/o Public Access Lighting, L.L.C. (the "Purchaser"), a limited liability company formed under the laws of the State of Illinois, having its principal executive offices located at 13603 South Halsted Street, Riverdale, Illinois 60627. Susan M. Larson owns an equity interest as a minority shareholder in the Purchaser. The Purchaser owns and operates several companies engaged in the development, manufacture and marketing of institutional lighting products. The Purchaser's majority and principal stockholder is Ark Direct Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware, having its principal executive offices located at 150 North Wacker Drive, Suite 2650, Chicago, Illinois 60606 ("Ark"). Susan M. Larson, the Purchaser and Ark, because of their shared beneficial ownership and shared dispositive powers with respect to the subject Company Common Shares are deemed a group for purposes of this acquisition. The Purchaser and Ark have filed separate Schedules 13D and shall file separate Amendments No. 1 to their respective Schedules 13Ds reporting their interests in the subject Company Common Shares.

                  During  the last  five  years,  Susan M.  Larson  has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

                  During the last five years, Susan M. Larson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Susan M. Larson is a resident of the State of Illinois.




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Item 3.           Source and Amount of Funds or Other Consideration.

                  Susan M. Larson is a minority shareholder and Ark is the principal and majority shareholder in the Purchaser who acquired 510,000 Company Common Shares from RMC Limited, a corporation controlled by Trinidad Cement Limited, as well as the following enumerated equity and debt interests of the Company, held by Readymix (West Indies) Limited, another corporation controlled by Trinidad Cement Limited, for an aggregate purchase price of $130,000 on February 11, 1999:

        1. A Subordinated Note of Computer Power Inc. in the principal amount of $700,000, dated September 20, 1994, held of record by Readymix (West Indies) Limited; and

        2. A Convertible Debenture of Computer Power Inc. in the principal amount of $300,000, dated December 1, 1994, held of record by Readymix (West Indies) Limited; and

        3. Stock  Subscription  Warrant of Computer Power Inc.,  dated
April 13, 1998 for 100,000 shares of common stock held of record by Readymix (West Indies) Limited.

         As a result of Susan M. Larson's position as a minority shareholder of PAL, Susan M. Larson is a beneficial owner of 1,000,000 Company Common Shares acquired by PAL.

Item 4.           Purpose of Transaction.

                  Susan M. Larson, together with the principal and majority shareholder, Ark, caused the Purchaser to acquire the Common Shares of the Company to provide it with a significant equity investment in the Company and with the intent of acquiring control of the Company.

                  At the present time, Susan M. Larson, together with the principal and majority shareholder, Ark, of the Purchaser, intend to retain ownership of the Common Shares subject to its continuing evaluation of the Company and those factors noted below. The Purchaser, together with its principal and majority shareholder, Ark, and its minority shareholder, Susan M. Larson, may conclude that its best interests are served by (a) proposing a merger or similar transaction between the Company and the Purchaser or an affiliate of the Purchaser, (b) acquiring additional shares of Company Common Stock through open market purchases or privately negotiated transactions or commencing a tender or exchange offer, (c) otherwise seeking to influence the management and policies of the Company to enhance the value of all of the shares of Common Stock, (d) selling or otherwise disposing of some or all of its shares of Common Stock in the open market or in private transactions, or
                  (e) soliciting proxies from stockholders of the Company with the objective of electing additional nominees to the Company's Board of Directors.

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                  Any decision to increase the holdings of the  Purchaser in the
                  Company will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects and profitability of the Company. At any time, the
                  Purchaser,   together   with  its   principal   and   majority
                  shareholder, Ark, and its minority shareholder, Susan M. Larson, may also determine to dispose of some or all of the
                  Company's   Common   Shares   depending  on  various   similar
                  considerations.

                  The Purchaser, together with its principal and majority shareholder, Ark, and its minority shareholder, Susan M. Larson, are currently engaged in discussions with the Board of Directors of the Company concerning all of these enumerated issues. Other than as described in this Amendment No. 1 to her
                  Schedule 13D, Susan M. Larson does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of item 4 of Amendment No. 1 to her Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) Pursuant to the purchase of the 510,000 Company Common Shares from RMC Limited and Trinidad Cement Limited (collectively, the "Sellers") and the Purchaser, the 510,000 Company Common Shares shall be issued in the name of the Purchaser, Public Access Lighting, L.L.C. Ark Direct Capital Fund, L.P., a limited partnership formed under the laws of the State of Delaware ("Ark") is the principal and majority shareholder of the Purchaser and Susan M. Larson is the minority shareholder of the Purchaser. Accordingly, Susan M. Larson, the Purchaser and Ark beneficially own, together with her prior acquisition 1,000,000 Company Common Shares or approximately 38.4% of the outstanding shares of Common Stock of the Company.

                  (b) Susan M. Larson, the Purchaser and Ark have the sole power, acting together, to vote or to direct the vote of, and to dispose or to direct the disposition of an aggregate 1,000,000 Company Common Shares.

                  (c) During the past 60 days, Susan M. Larson has not effectuated any transactions in the Common Stock of the Company except as reported on her Schedule 13D and this Amendment No. 1.

                  (d) Not applicable.

                  (e) Not applicable.






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Item 6.           Contracts, Arrangements, Undertakings or Relationships with
                  Respect to Securities of the Issuer.

                  Susan M. Larson does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are any of the Company Common Shares owned by Purchaser subject to any contingency the occurrence of which would give another person voting power or investment power over such securities, except, however, Susan M. Larson and the Purchaser share the beneficial ownership and dispositive power over the subject Company Common Shares with the Purchaser's principal and majority shareholder, Ark Direct Capital Fund, L.P.

Item 7.           Materials to be Filed as Exhibits

                  The following documents are filed as exhibits hereto: NONE

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Dated:  February 17, 1999

                           Signature:  s/Susan M. Larson

                     Name/Title: Susan M. Larson, Individual






form 13Da.lar

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